Exhibit 99.2

Management's Discussion and Analysis

Aurinia
Pharmaceuticals

Q1 | 17

First Quarter

Ended March 31, 2017

Aurinia
Pharmaceuticals

Management’s discussion and analysis First quarter ended march 31, 2017 Q1 17
Management’s Discussion and Analysis First Quarter Ended March 31, 2017 Q1 17

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS FOR THE FIRST

QUARTER ENDED MARCH 31, 2017

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information on the activities of Aurinia Pharmaceuticals Inc. and its subsidiaries on a consolidated basis and should be read in conjunction with our unaudited interim condensed consolidated financial statements and accompanying notes for the three months ended March 31, 2017 and our annual MD&A and audited financial statements for the year ended December 31, 2016. In this MD&A, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Aurinia” or the “Company”, refer to Aurinia Pharmaceuticals Inc., together with our subsidiaries.

All amounts are expressed in United States (U.S.) dollars unless otherwise stated. Dollar amounts in tabular columns are expressed in thousands of U.S. dollars. This document is current in all material respects as of May 11, 2017.

The financial information contained in this MD&A and in our unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards or IFRS as issued by the International Accounting Standards Board or IASB applicable to the preparation of interim financial statements including International Accounting Standards 34: Interim Financial Reporting. The unaudited interim condensed consolidated financial statements and MD&A have been reviewed and approved by our Audit Committee on May 11, 2017. This MD&A has been prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those in the United States.

FORWARD-LOOKING STATEMENTS

A statement is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as “anticipate”, “believe”, “intend”, “expect”, “goal”, “may”, “outlook”, “plan”, “seek”, “should”, “strive”, “target”, “could”, “continue”, “potential” and “estimated”, or the negative of such terms or comparable terminology. You should not place undue reliance on the forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval, and marketing of our products and the timing or magnitude of those events, as they are inherently risky and uncertain.

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of our future prospects and make informed investment decisions. These forward-looking statements, made in this MD&A may include, among other things, statements with respect to:

•	plans to fund our operations;

•	statements concerning strategic alternatives and future operations;

•	partnering activities;

•	summary statements relating to results of the past voclosporin trials or plans to advance the development of voclosporin;

•	statements concerning partnership activities and health regulatory discussions;

•	the timing of commencement, enrollment, completion and release of results of clinical trials;

•	our intention to seek regulatory approvals in the United States, Europe and Japan for voclosporin;

•	our intention to seek additional corporate alliances and collaborative agreements to support the commercialization and development of our product;

•	our plans to generate future revenues from products licensed to pharmaceutical and biotechnology companies;

•	our intention to demonstrate that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of lupus nephritis (“LN”) outside of Japan;

•	our intention to initiate, and the timing of, the LN Phase III clinical trial (“AURORA”);

•	our belief that recently granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value;

•	our belief that voclosporin has further potential to be effectively used across a range of therapeutic areas;

•	our belief that the Phase IIb AURA- LV (“AURA”) clinical trial resulted in positive results;

•	our belief in the market size and potential of LN, and the price range for voclosporin;

•	our intention to seek regulatory approval in other jurisdictions in the future and initiate clinical studies;

•	our belief that we have sufficient cash resources to complete the AURORA clinical trial and fund our operation and working capital needs through 2020;

•	our belief that confirmatory data generated from the single AURORA clinical trial and the recently completed AURA clinical trial should support regulatory submissions in the US, Europe and Japan;

•	our intention to use the net proceeds from financings for various purposes;

•	our anticipated future financial position, future revenues and projected costs; and

•	plans and objectives of management.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based on a number of estimates and assumptions that, while considered reasonable by management, as at the date of such statements, are inherently subject to significant business, economic, competitive, political, scientific and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by management to develop such forward-looking statements include, but are not limited to:

•	the assumption that we will be able to reach agreements with regulatory agencies on executable development programs;

•	the assumption that recruitment to clinical trials will occur as projected;

•	the assumption that we will successfully complete our clinical programs on a timely basis, including conducting the required AURORA clinical trial and meet regulatory requirements for approval of marketing authorization applications and new drug approvals;

•	the assumption the regulatory requirements will be maintained;

•	the assumption that we will be able to manufacture and secure a sufficient supply of voclosporin to successfully complete the development and commercialization of voclosporin;

•	the assumption that our patent portfolio is sufficient and valid;

•	the assumption that there is a potential commercial value for other indications for voclosporin;

•	the assumption that market data and reports reviewed by us are accurate;

•	the assumption that our current good relationships with our suppliers, service providers and other third parties will be maintained;

•	the assumption that we will be able to attract and retain skilled staff;

•	the assumptions relating to the capital required to complete the AURORA clinical trial and fund our operations through 2020;

•	the assumption that general business and economic conditions will be maintained; and

•	the assumptions relating to the feasibility of future clinical trials.

It is important to know that:

•	actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements;

•	forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business; and

•	we disclaim any intention and assume no obligation to update any forward-looking statements even if new information becomes available, as a result of future events, new information, or for any other reason except as required by law.

The factors discussed below and other considerations discussed in the “Risks & Uncertainties” section of this MD&A could cause our actual results to differ significantly from those contained in any forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from any further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

•	the need for additional capital in the longer term to fund our development programs and the effect of capital market conditions and other factors on capital availability;

•	difficulties, delays, or failures we may experience in the conduct of and reporting of results of our clinical trials for voclosporin;

•	difficulties in the manufacture and securing a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials;

•	difficulties in gaining alignment among the key regulatory jurisdictions, European Medicines Agency (“EMA”), Federal Drug Administration (“FDA”) and Pharmaceutical and Medical Devices Agency (“PMDA”), which may require further clinical activities;

•	difficulties, delays or failures in obtaining regulatory approvals to market voclosporin;

•	difficulties we may experience in completing the development and commercialization of voclosporin;

•	insufficient acceptance of and demand for voclosporin;

•	difficulties, delays, or failures in obtaining appropriate reimbursement from payors for voclosporin; and/or

•	difficulties we may experience in identifying and successfully securing appropriate corporate alliances to support the development and commercialization of our product.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date hereof.

For additional information on risks and uncertainties in respect of us and our business, please see the “Risks and Uncertainties” section of this MD&A. Although we believe that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because we can give no assurance that such expectations will prove to be correct.

Additional information related to us, including its most recent Annual Information Form (“AIF”), is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

THE COMPANY

Corporate Structure

Name, Address and Incorporation

We are a clinical stage biopharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8 where our clinical, regulatory and business development functions are conducted. Our registered office located at #201, 17904-105 Avenue, Edmonton, Alberta T5S 2H5 where the finance function is performed.

We are organized under the Business Corporations Act (Alberta). Our common shares are currently listed and traded on the NASDAQ Global Market (“NASDAQ”) under the symbol “AUPH” and on the Toronto Stock Exchange (“TSX”) under the symbol “AUP”. Our primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular LN.

We have the following wholly-owned subsidiaries: Aurinia Pharma Corp. (British Columbia incorporated), Aurinia Pharma U.S., Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

BUSINESS OF THE COMPANY

We are focused on the development of our novel therapeutic immunomodulating drug candidate, voclosporin, for the treatment of LN. Voclosporin is a next generation calcineurin inhibitor (“CNI”) which has clinical data in over 2,200 patients across multiple indications. It has been previously also studied in kidney rejection following transplantation, psoriasis and in various forms of uveitis (an ophthalmic disease).

Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to mycophenolate mofetil (“MMF”), the current standard of care for LN. By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. Clinical doses of voclosporin studied to date range from 13 – 70 mg BID. The mechanism of action of voclosporin, a CNI, has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including dermatitis, keratoconjunctivitis sicca (“Dry Eye Syndrome”), psoriasis, rheumatoid arthritis, and for LN in Japan. We believe that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class regulatory approval status for the treatment of LN outside of Japan.

Based on published data, we believe the key potential benefits of voclosporin in the treatment of LN are as follows:

•	Increased potency compared to cyclosporine A, allowing lower dosing requirements and fewer off target effects;

•	Limited inter and intra patient variability, allowing flat dosing;

•	Less cholesterolemia than cyclosporine A; and

•	Limited incidence of glucose intolerance and diabetes at targeted doses compared to tacrolimus.

Lupus Nephritis

LN is an inflammation of the kidney caused by systemic lupus erythematosus (“SLE”) and represents a serious manifestation of SLE. SLE is a chronic, complex and often disabling disorder that affects over 500,000 people in the United States (mostly women). SLE is highly heterogeneous, affecting a wide range of organs and tissue systems. It is estimated that as many as 60% of all SLE patients have LN that requires urgent treatment. Unlike SLE, LN has straightforward disease measures (readily assessable and easily identified by specialty treaters) where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (“eGFR”), and increased serum creatinine levels. eGFR is assessed through the Chronic Kidney Disease Epidemiology Collaboration equation. Rapid control and reduction of proteinuria in LN patients measured at 6 months shows a reduction in the need for dialysis at 10 years. LN can be debilitating and costly and if poorly controlled, can lead to permanent and irreversible tissue damage within the kidney. Recent literature suggests severe LN progresses to end-stage renal disease (“ESRD”), within 15 years of diagnosis in 10%-30% of patients, thus making LN a serious and potentially life-threatening condition. SLE patients with renal damage have a 14-fold increased risk of premature death, while SLE patients with ESRD have a greater than 60-fold increased risk of premature death. Mean annual medical cost for patients (both direct and indirect) with SLE (with no nephritis) have been estimated to exceed $20,000 per patient, while the mean annual medical cost for patients (both direct and indirect) with LN who progress to intermittent ESRD have been estimated to exceed $60,000 per patient.

2017 CLINICAL DEVELOPMENTS

Initiation of Phase III AURORA clinical trial

We have initiated our single, AURORA clinical trial with several sites initiated and patients currently in screening. . We believe the totality of data from both the AURORA and AURA clinical trials can serve as the basis for a New Drug Application submission following a successful completion of the AURORA clinical trial. We are actively recruiting the clinical trial and expect an eighteen month enrollment period. Our clinical team is focused on additional site initiations globally and an aggressive patient recruitment program for this trial. We are making the necessary investments now to ensure the team has the tools to execute a successful clinical trial.

The AURORA clinical trial is a global 52-week double-blind, placebo controlled study of approximately 320 patients. Patients will be randomized 1:1 to either of 23.7mg voclosporin BID and MMF or MMF and placebo, with both arms receiving a stringent oral corticosteroid taper. As in the AURA clinical trial, the study population will be comprised of patients with biopsy proven active LN who will be evaluated on the primary efficacy endpoint of complete remission, or renal response, at 52 weeks, a composite which includes:

•	UPCR of ≤0.5mg/mg

•	Normal, stable renal function (≥60 mL/min/1.73m2 or no confirmed decrease from baseline in eGFR of >20%)

•	Presence of sustained, low dose steroids (≤10mg prednisone from week 16-24)

•	No administration of rescue medications

Based on the recent learnings from the positive AURA clinical trial at 48 weeks, we intend to use a UPCR of ≤0.5mg/mg and evaluate the primary endpoint at 52 weeks in AURORA.

AURA-LV 48-Week Results

On April 20, 2017, we presented in-depth 48-week results from our global AURA clinical trial in LN during the late-breaking session at National Kidney Foundation 2017 Spring Clinical Meetings in Orlando, Florida. These were updated results from the top-line remission rate results announced on March 1, 2017 and are summarized in the table below. In addition to the trial meeting its complete and partial remission (“CR”/“PR”) endpoints at 48 weeks, all pre-specified secondary endpoints that have been analyzed to date were also met at 48 weeks. These pre-specified endpoints include: time to CR and PR (speed of remission); reduction in Systemic Lupus Erythematosus Disease Activity Index or SLEDAI score; and reduction in urine protein creatinine ratio (“UPCR”) over the 48-week treatment period.

Each arm of the trial included the current standard of care of MMF as background therapy and a forced steroid taper to 5mg/day by week 8 and 2.5mg by week 16. Both doses of voclosporin at 48 weeks demonstrated continued improvement over the control group across multiple dimensions. Notably, the voclosporin groups demonstrated statistically significantly improved speed and rates of CR and PR. Of the patients that achieved CR at 24 weeks, in the low-dose voclosporin group, 100% remained in CR at 48 weeks, which demonstrates durability of clinical response. Proteinuria levels and reduction in SLEDAI scores, which include non-renal measures of lupus activity, also continued to significantly separate over time versus the control group. Additional analyses are ongoing.

The 24 and 48-week efficacy results are summarized below:

Endpoint	Treatment	24 weeks	P-value*	48 weeks	P-value*
Complete Remission (CR)	23.7mg VCS BID	33%	p=.045	49%	p<.001
	39.5mg VCS BID	27%	p=.204	40%	p=.026
	Control Arm	19%	NA	24%	NA
Partial Remission (PR)	23.7mg VCS BID	70%	p=.007	68%	p=.007
	39.5mg VCS BID	66%	p=.024	72%	p=.002
	Control Arm	49%	NA	48%	NA
Time to CR (TTCR) [median]	23.7mg VCS BID	19.7 weeks	p<.001	19.7 weeks	p<.001
	39.5mg VCS BID	23.4 weeks	p=.001	23.4 weeks	p<.001
	Control Arm	NA	NA	NA	NA
Time to PR (TTPR) [median]	23.7mg VCS BID	4.1 weeks	p=.002	4.3 weeks	p=.005
	39.5mg VCS BID	4.4 weeks	P=.003	4.4 weeks	p=.002
	Control Arm	6.6 weeks	NA	6.6 weeks	NA
SLEDAI Reduction (non-renal lupus)	23.7mg VCS BID	-6.3	p=.003	-7.9	p<.001
	39.5mg VCS BID	-7.1	p=.003	-8.3	p<.001
	Control Arm	-4.5	NA	-5.3	NA
Reduction in UPCR	23.7mg VCS BID	-3.769 mg/mg	p<.001	-3.998 mg/mg	p<.001
	39.5mg VCS BID	-2.792 mg/mg	p=.006	-2.993 mg/mg	p=.008
	Control Arm	-2.216 mg/mg	NA	-2.384 mg/mg	NA

Note: “VCS” means voclosporin	* All p-values are vs control

The results of the AURA clinical trial at 48 weeks demonstrate the highest complete remission rate of any global LN study of which we are aware, although we note that the criteria to measure remission differs among various studies. The below chart compares the results of the AURA clinical trial vs. the other global LN studies of which we are aware.

Name of Global Study	Number of weeks	Criteria to Measure Remission and Response Rate	Results
Efficacy and Safety of Ocrelizumab in Active Proliferative Lupus Nephritis	48 weeks	• UP:CR(gm/gm) < .5 • SCr ≤ 25%. increase from baseline • Steroid taper (not forced)	Control = 34.7% LD OCR = 42.7% (NS) HD OCR = 32.5% (NS)

Mycophenolate Mofetil versus Cyclophosphamide for Induction Treatment of Lupus Nephritis	24 weeks	• UP:CR(gm/gm) ≤ .5 • Normal eGFR • Normal Urinalysis • Steroid taper (not forced)	MMF = 8.6% (NS) IVC = 8.1% (NS)

Efficacy and Safety of Abatacept in Lupus Nephritis	52 weeks	• UP:CR(gm/gm) ≤ .26 • eGFR within 10% of screening/baseline • Normal Urinalysis • Criteria to be met on 2 successive visits • No mandated steroid taper	Control = 8.0% LD ABT = 11.1% (NS) HD ABT = 9.1% (NS)

AURA-LV: Aurinia Urine Protein Reduction in Active Lupus Nephritis Study	24 and 48 weeks	• UP:CR(gm/gm) ≤ .5 • No decrease in eGFR ≥ 20% • No use of rescue medications • Forced steroid taper	24 weeks Control = 19.3% LD Voc=32.6% (p=.045) HD Voc = 27.3% (NS)	48 weeks Control = 23.9% LD Voc = 49.4% (p<.001) HD Voc = 39.8% (p=.026)

No unexpected safety signals were observed beyond the 24-week treatment period and voclosporin was generally well-tolerated, with the nature of adverse events consistent with what is expected of patients suffering from highly active LN while undergoing immunomodulation-based therapy. There were no additional deaths in the voclosporin treated patients beyond the 24 week treatment period; however, there were three deaths and one malignancy reported in the control arm after completion of the study treatment period. The table below outlines the serious adverse events (“SAE”) as recorded beyond the 24 week time-point of the study.

Safety beyond 24 weeks	Control N = 88 n (%)	VCS 23.7 mg BID N = 89 n (%)	VCS 39.5 mg BID N = 88 n (%)
Any SAE	1 (1.1)	2(2.2)	0 (0.0)
Malignancies	1 (1.1)	0 (0.0)	0 (0.0)
Deaths	3 (3.4)	0 (0.0)	0 (0.0)

Furthermore, in the voclosporin arms, the renal function as measured by eGFR was stable and not significantly different from the control arm during the 48-week treatment period. Mean blood pressure was also similar between all treatment groups.

Study withdrawal and drug discontinuation rates are below, which are consistent with other clinical trials evaluating immunosuppressive therapies.

Drug Discontinuation & Study Withdrawals	Control N=88 n(%)	VCS 23.7 mg BID N=89 n(%)	VCS 39.5mg BID N=88 n(%)
Any adverse event (AE) leading to study drug discontinuation	9 (10.2)	16 (18.0)	14 (15.9)
Any AE leading to study drug discontinuation (excluding deaths)	8 (9.1)	11 (12.4)	13 (14.8)
Study Withdrawals	18 (20)	16 (18.0)	8 (9.1)

Single Phase III clinical trial (AURORA) to serve as basis for regulatory submissions in major markets—US, Europe, and Japan

On April 6, 2017, we announced the outcome of discussions with both the EMA and the PMDA in Japan regarding the development of voclosporin for the treatment of active LN. Pursuant to these discussions, we believe that the confirmatory data that can be generated from the AURORA clinical trial and the recently completed AURA clinical trial should support regulatory submissions in the US, Europe and Japan.

48-Week Data from Open-Label AURION Study

On March 27, 2017, we announced the 48-week results from the “Aurinia Early Urinary Protein Reduction Predicts Response Study” (“AURION”) open-label study of voclosporin for the treatment of LN at the 12th International Congress on Systemic Lupus Erythematosus and the 7th Asian Congress on Autoimmunity jointly in Melbourne, Australia.

The study successfully achieved its primary objective by demonstrating that early biomarker response in active LN patients can be a significant predictor of renal response at 24 and 48 weeks. In the per protocol analysis at 48 weeks, 71% of subjects (n=5/7) on treatment remain in complete remission as measured by a UPCR of ≤ 0.5mg/mg, eGFR within 20% of baseline and concomitant steroid dose of <5mg/day. A 25% reduction in UPCR at week eight was found to be highly predictive of achieving renal response at 24 and 48 weeks. Conversely, if C3 and C4 do not normalize by week 8, then a renal response at week 24 and 48 is highly unlikely. Anti-dsDNA was not found to be a useful biomarker in predicting long-term response in LN patients.

No new safety signals were observed with the use of voclosporin in LN patients; voclosporin was well-tolerated, and the safety profile was consistent with other immunomodulators. A total of three subjects were discontinued prior to 48 weeks due to lupus related complications or investigator discretion.

Results from AURION demonstrated that an early UPCR reduction of 25% is the best predictor of renal response at 24 and 48 weeks. In addition, the use of C3 or C4 improves the precision of predicting if a patient will achieve a clinical response. This exploratory study is supportive of the successful AURA clinical trial.

Each arm of the trial included the current standard of care of MMF as background therapy and a forced steroid taper to 5mg/day by week 8 and 2.5mg by week 16.

Results from Japanese Phase I Ethnic Bridging Study for Voclosporin

On February 14, 2017, we announced the results of a supportive Phase I safety, pharmacokinetic (“PK”) and pharmacodynamic (“PD”) study in healthy Japanese patients which supports further development of voclosporin in this patient population. Based on evaluations comparing the Japanese ethno-bridging data vs. previous PK and PD studies in non-Japanese patients, voclosporin demonstrated no statistically significant differences in exposure with respect to Area Under the Curve (“AUC”) measurements. Furthermore, the PK parameters in Japanese patients were generally consistent with previously evaluated PK parameters in non-Japanese volunteers. There were no unusual or unexpected safety signals in the study.

CORPORATE AND OPERATIONAL DEVELOPMENTS IN 2017

March Offering

On March 20, 2017, we completed an underwritten public offering of 25.64 million common shares, which included 3.35 million common shares issued pursuant to the full exercise of the underwriters’ overallotment option to purchase additional common shares (the “March Offering”). The common shares were sold at a public offering price of $6.75 per share. The gross proceeds from the March Offering were $173.10 million before deducting the 6% underwriting commission and other offering expenses which totaled $10.78 million. Leerink Partners LLC and Cantor Fitzgerald & Co. acted as joint book-running managers for the March Offering.

We intend to use the net proceeds of the March Offering for research and development activities, including the AURORA clinical trial activities and working capital purposes.

Merck Animal Health agreement for Nanomicellar Formulation of voclosporin for treatment of canine dry eye syndrome

Throughout the past year, Merck Animal Health (MAH) conducted proof of concept research in dogs suffering from Dry Eye Syndrome. Based on this research, MAH entered into an agreement with us on April 17, 2017 whereby we granted them worldwide rights to develop and commercialize our patented nanomicellar voclosporin ophthalmic solution (“VOS”) for the treatment of Dry Eye Syndrome in dogs. Under the terms of the agreement, we will receive an upfront payment and are eligible to receive further payments based on certain development and sales milestones and royalties based on global product sales.

Completed preclinical and human Phase Ib studies using our nanomicellar VOS formulation have shown encouraging results in terms of delivery of active drug to the target tissues of the eye. The nanomicellar formulation enables high concentrations of voclosporin to be incorporated into a preservative-free solution for local delivery to the ocular surface. This has been shown to potentially improve efficacy, dosing frequency and tolerability versus the current treatments for Dry Eye Syndrome. We therefore believe VOS has a differentiated product profile with long patent life that has the potential to compete in the multi-billion dollar human prescription dry eye market.

We are exploring all options to create value with its proprietary nanomicellar ocular formulation of voclosporin in the human health field including, but not limited to, further development, out-licensing or divestiture while remaining focused on the Phase III lupus nephritis program.

Appointment of New Chief Executive Officer

On February 6, 2017, we announced the appointment of Dr. Richard M. Glickman L.LD (Hon), our founder and Chairman of the board of directors (the “Board”), as our Chairman and Chief Executive Officer. The Board accepted the resignation of Charles Rowland as Chief Executive Officer and an executive member of the Board.

November 9, 2016 At-the-Market Facility

We entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. dated November 9, 2016 relating to the sale of our common shares having an aggregate offering price of up to $8.0 million (the “November ATM”). We also filed a prospectus supplement on November 9, 2016 with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission, which supplemented our shelf prospectus. The prospectus supplement was amended and an amended and restated prospectus supplement was filed on February 24, 2017 to update changes to certain information.

As a result of completion of the March Offering, we determined that the November ATM facility was no longer required and as a result the Sales Agreement was terminated effective May 8, 2017. There were no sales under the November ATM in 2017.

RESULTS OF OPERATIONS

As a result of completing the March Offering, we had cash, cash equivalents and short term investments of $202.1 million as at March 31, 2017 compared to $39.6 million as at December 31, 2016. We believe, based on our current plans, that we will have sufficient financial resources to complete the AURORA trial and fund our operations through 2020. Net cash used in operating activities for the three months ended March 31, 2017 was $9.72 million, an increase of $4.50 million from cash used in operating activities of $5.22 million for the three months ended March 31, 2016.

For the three months ended March 31, 2017, we reported a consolidated net loss of $51.94 million or $0.92 loss per common share, as compared to a consolidated net loss of 4.27 million or $0.13 loss per common share for the three months ended March 31, 2016.

We recorded a non-cash increase in estimated fair value of derivative warrant liabilities on revaluation of derivative warrant liabilities (“Derivative Warrant Liabilities”) of $40.78 million for the three months ended March 31, 2017 as compared to a non-cash decrease of $664,000 for the three months ended March 31, 2016. We record these non-cash changes each quarter resulting from the fair value revaluation of the Derivative Warrant Liabilities. These revaluations fluctuate based primarily on the market price of our common shares. An increase in the market price of our shares results in an increase in estimated fair value of derivative warrant liabilities (increase in loss) on revaluation while a decrease results in a decrease in the estimated fair value of derivative warrant liabilities (decrease in loss) on revaluation. The significant change in the increase on Derivative Warrant Liabilities for the three months ended March 31, 2017 reflected the increase in our share price from $2.10 at December 31, 2016 to $7.34 at March 31, 2017 and the additional warrants issued pursuant to the December 28, 2016 Offering.

After adjusting for the non-cash impact of the revaluation of the warrant liabilities, the net loss from operations for the three months ended March 31, 2017 was $11.16 million or $0.20 loss per common share compared to $4.93 million for the same period in 2016 or $0.15 loss per common share.

The increase in the loss from operations reflects an overall increase in activity levels in the first quarter ended March 31, 2017 compared to the same quarter in 2016. As discussed in the “Clinical Developments” and the “Corporate and Operational Developments” sections, we were working on significant clinical, operational and financial milestones during the first quarter.

Derivative Warrant Liabilities

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. To clarify, while we expect to settle these warrants only in shares in the future, accounting rules require that we show a liability because of the potential variability in the number of shares which may be issued if the cashless exercise option is used by the holder of the warrants under the specific situations discussed below.

As such, the derivative liability will ultimately be converted into equity (common shares and contributed surplus) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by us.

On December 28, 2016, we completed a $28.75 million bought deal public offering (the “December Offering”). Under the terms of the December Offering, we issued 12.78 million units at a subscription price per unit of $2.25, each unit consisting of one common share and one-half (0.50) of a common share purchase warrant (a “Warrant”), exercisable for a period of five years from the date of issuance at an exercise price of $3.00. Therefore, we issued 6.39 million Warrants. The holders of the Warrants issued pursuant to the December Offering may elect, if we do not have an effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Warrant shares to the holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants. This calculation is based on the number of Warrants to be exercised multiplied by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant. Even though we currently have an effective registration statement in place, there is no certainty that this will be the situation over the entire life of the Warrants and therefore, under IFRS we are required to record these Warrants as Derivative Warrant Liabilities. At March 31, 2017 there were 3.53 million Warrants from the December Offering outstanding. During the three month period ended March 31, 2017, 2.86 million of these Warrants were exercised for cash and we issued 2.86 million common shares and received cash proceeds of $8.58 million.

On February 14, 2014, we completed a $52 million private placement (the “Private Placement”). Under the terms of the Private Placement, we issued 18.92 million units at a subscription price per unit of $2.7485, each unit consisting of one common share and one-quarter (0.25) of a Warrant, exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the Warrants issued pursuant to the Private Placement may elect, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants based on the number of Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant. At March 31, 2017 there were 3.23 million Warrants from the Private Placement outstanding. During the three month period ended March 31, 2017, we issued 308,000 common shares upon the cashless exercise of 489,000 Warrants. In addition, we received proceeds of $88,000 by issuing 27,000 common shares upon the cash exercise of 27,000 Warrants.

Derivative Warrant Liabilities are discussed in further detail in note 5 of the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2017.

Revenue and deferred revenue

We recorded revenue of $31,000 for the three months ended March 31, 2017 compared to $57,000 for the three months ended March 31, 2016. The decrease in revenue was primarily the result of deferred revenue related to the Paladin Labs Inc. fee payments being fully amortized in June of 2016. The licensing revenue represents the amortization of the deferred revenue from the 3SBio, Inc. license fee payment received by us in 2011 for the rights to voclosporin for greater China. This fee payment is being amortized on a straight line basis which approximates how we expect to incur patent annuity costs for China related to meeting our obligations under the terms of the agreement.

Research and development (“R&D”) expenses

We incurred net R&D expenditures of $7.32 million for the first quarter ended March 31, 2017, as compared to $3.33 million for the same period in 2016. The increase in R&D expenditures in 2017 reflected initiation costs, including activities such as clinical site selections and regulatory submissions and drug manufacturing costs related to the AURORA trial.

CRO and other third party clinical trial costs increased by $3.06 million to $5.58 million for the three months ended March 31, 2017 compared to $2.52 million in 2016. The increase in these costs was primarily related to fees incurred to the two AURORA trial CROs for start-up work performed in the first quarter of 2017.

We incurred drug supply costs, primarily for drug packaging, stability and distribution, of $805,000 for the three months ended March 31, 2017 compared to $289,000 for the three months ended March 31, 2016. These costs increased as a result of the manufacturing and packaging of drug supply for the AURORA clinical trial offset to a degree by a reduction in AURA distribution costs.

Salaries, payroll accruals and employee benefits were $546,000 for the three months ended March 31, 2017 compared to $305,000 for the three months ended March 31, 2016. The increase reflected the hiring of 3 additional R&D employees, annual salary increases for employees and a higher bonus accrual for the three months ended March 31, 2017 based on timing of achieving specific corporate objectives, compared to the same period in 2016.

We recorded a non-cash stock compensation expense of $159,000 ($68,000 in 2016) related to stock options granted to R&D personnel. Increase in expense reflected a higher number of stock options stock granted to R&D personnel earlier in the first quarter of 2017 compared to the same period in 2016.

Travel expenses related to research and development increased to $149,000 for the three months ended March 31, 2017 compared to $44,000 for the three months ended March 31, 2016 as there was more travel required by R&D personnel due to the start-up activities for AURORA and finalization of the AURA clinical trial.

Other expenses, which included items such as clinical trial insurance, patent annuity and legal fees, phone, publications and trial courier costs, decreased to $81,000 in 2017 compared to $102,000 in 2016.

Corporate, administration and business development expenses

Corporate, administration and business development expenses increased by $2.24 million to $3.43 million for the three months ended March 31, 2017 compared to $1.19 million in the same period in 2016. The increase reflected greater activity levels in the first quarter of 2017 compared to the same period in 2016.

Corporate, administration and business development expenses included non-cash stock option expense of $1.08 million for the three months ended March 31, 2017 compared to $261,000 for the same period in 2016, an increase of $821,000. See section “Stock-based Compensation expense” below for further discussion.

Other expenses were as follows:

Salaries and director fees, payroll accruals and employee benefits increased to $1.34 million for the three months ended March 31, 2017 compared to $427,000 for the three months ended March 31, 2016. The increase reflected a severance accrual of $519,000 for the previous CEO, the hiring of 3 additional corporate and administration employees, annual salary increases for employees and a higher bonus accrual based on timing of achieving specific corporate objectives, for the three months ended March 31, 2017 compared to the same period in 2016.

Professional and consulting fees increased to $435,000 for the three months ended March 31, 2017 from $134,000 for the three months ended March 31, 2016. The increase reflected higher investor relations costs of $126,000 which included the use of a public relations firm in 2017, higher audit fees for the 2016 audit compared the same period in 2016 and higher legal fees incurred in 2017 relative to the same period in 2016.

Trustee fees, filing fees, rent, insurance and other operating costs increased to $329,000 for the three months ended March 31, 2017 compared to $264,000 for the same period in 2016.

Travel and promotion expenses related to corporate, administration and business development increased to $242,000 for the three months ended March 31, 2017 compared to $104,000 for the three months ended March 31, 2016 which reflected additional spending of $126,000 on tradeshows and sponsorships in the first quarter of 2017 compared to the same period in 2016.

Other expense (income)

We recorded other expense of $75,000 for the three months ended March 31, 2017 compared to other expense of $84,000 for the same period in 2016.

Other expense (income) included the following items:

Revaluation expense adjustments on the contingent consideration to ILJIN SNT Co., Ltd. (“ILJIN”) of $125,000 for the three months ended March 31, 2017 compared to $62,000 for the comparable period in 2016. The contingent consideration is more fully discussed in note 4 to the interim condensed consolidated financial statements for the three months ended March 31, 2017.

A foreign exchange loss of $25,000 for the three months ended March 31, 2017 compared to a foreign exchange loss of $30,000 for the same period in 2016.

Interest income of $76,000 for the three months ended March 31, 2017 compared to $8,000 for the same period in 2016. The increase in interest income reflected the significant increase in our cash position as a result of completing the March Offering.

Stock-based compensation expense

For stock option plan information and outstanding stock option details refer to note 6 of the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2017.

We granted 1,971,000 stock options in the first quarter ended March 31, 2017 (320,000 stock options for the first quarter ended March 31, 2016).

On February 9, 2017, we granted 1,050,000 stock options to Richard Glickman upon his appointment as our Chief Executive Officer. One quarter of the options vested immediately, with the remainder of the options vesting each month in equal amounts over a period of 36 months. These options are exercisable for a term of 10 years.

We granted 60,000 stock options to directors of the Board during the first quarter ended March 31, 2017. These options vest in equal amounts over 12 months and are exercisable for a term of 10 years.

We also granted 861,000 stock options to our officers and employees during the period. These options vest in equal amounts over 36 months and are exercisable for a term of 10 years.

Application of the fair value method resulted in charges to stock-based compensation expense of $1,241,000 for the three months ended March 31, 2017 (2016 – $329,000) with corresponding credits to contributed surplus. For the three months ended March 31, 2017, stock compensation expense has been allocated to research and development expense in the amount of $159,000 (2016 – $68,000) and corporate, administration and business development expense in the amount of $1,082,000 (2016 – $261,000).

Amortization of intangible assets

Amortization of intangible assets was consistent at $357,000 for the three months ended March 31, 2017 compared to $382,000 recorded in same period in 2016.

LIQUIDITY AND CAPITAL RESOURCES

We currently have no significant revenue and we are devoting substantially all of our operational efforts and financial resources towards completing the development program for our late stage drug, voclosporin in LN, and in particular the AURORA trial.

At March 31, 2017, we had a total of $202.12 million in financial resources (comprised of $199.07 million in cash and cash equivalents and $3.05 million in a short term investment) compared to $39.65 million at December 31, 2016 and $3.49 million at March 31, 2016.

We believe we have sufficient cash resources to complete the Phase III program including the AURORA clinical trial and fund our operations and working capital needs through 2020 based on our current operational plans.

Sources and Uses of Cash:

	Three months March 31, 2017	Three months March 31, 2016	Increase (Decrease)
	(in thousands)	(in thousands)	(in thousands)
	$	$	$
Cash used in operating activities	(9,715)	(5,220)	(4,495)
Cash provided by (used in) investing activities	(3,048)	2,956	(6,004)
Cash provided by financing activities	172,180	—	172,180

Net increase (decrease) in cash and cash equivalents	159,417	(2,264)	161,681

Net cash used in operating activities for the three months ended March 31, 2017 was $9.72 million, an increase of $4.50 million from cash used in operating activities of $5.22 million for the three months ended March 31, 2016. The increase in cash resources used reflected increased activity levels as we closed out the AURA clinical trial while also engaged in pre-enrollment preparations for AURORA.

Cash used in investing activities for the three months ended March 31, 2017 related primarily to the purchase of a short term HSBC discount note which was required to be reflected as a short term investment and therefore as an investing activity, in the amount of $3.04 million. For the same period in 2016 we redeemed on a net basis HSBC bank discount notes for $2.96 million.

Cash provided by financing activities for the three months ended March 31, 2017 was $172.18 million. There was no cash provided by financing activities for the comparative period in 2016. In the first quarter ended March 31, 2017, we received net proceeds of $162.32 million from the March Offering, proceeds of $8.67 million from the exercise of derivative warrants, $211,000 from the exercise of Warrants and $980,000 from the exercise of stock options.

Use of financing Proceeds

2016 ATM Facilities

In our fiscal year ended December 31, 2016, we received net proceeds of $7.82 million under two At-the-Market (“ATM”) facilities: the November ATM ($294,000) and under a Controlled equity Offering Sales Agreement dated July 22, 2016 with Cantor Fitzgerald & Co. ($7.53 million) (the “July ATM” and together with the November ATM, the “2016 ATM Facilities”), the net proceeds from the 2016 ATM Facilities are to be used for working capital and corporate purposes.

December Offering

On December 28, 2016, we completed the December Offering for net proceeds of $26.14 million, the net proceeds of which are to be used to advance the clinical and non-clinical development of our lead drug, voclosporin, as a therapy for LN, and for working capital and corporate purposes.

March Offering

On March 20, 2017, we completed the March Offering for net proceeds of $162.32 million, which are to be used for R&D activities and for working capital and corporate purposes. No proceeds from this financing were used in the three month period ended March 31, 2017.

A summary of the anticipated and actual use of net proceeds used to date from the above financings is set out in the table below.

Allocation of net proceeds	Total net proceeds from financings (in thousands)		Net proceeds used to date (in thousands)
	$		$
2016 ATM Facilities:
Working capital and corporate matters		7,821		2,549

December Offering:
Clinical and non-clinical development of voclosporin		21,700		7,166
Working capital and corporate matters		4,442		—

Subtotal:		26,142		7,166

March Offering:
Research and development activities		123,400		—
Working capital and corporate matters		38,924		—

Subtotal:		162,324		—

Total:		196,287		9,715

CONTRACTUAL OBLIGATIONS

We have the following contractual obligations as at March 31, 2017:

	Total	Less than one year	Two to three years	Greater than three years
	(in thousands)	(in thousands)	(in thousands)	(in thousands)
	$	$	$	$
Operating lease obligations (1)	50	50	—	—
Purchase obligations (2)(3)	1,622	1,622	—	—
Accounts payable and accrued liabilities	6,132	6,132	—	—
Contingent consideration to ILJIN (4)	5,565	2,066	343	3,156

Total	13,369	9,870	343	3,156

(1)	Operating lease obligations are comprised of our future minimum lease payments for our premises.
(2)	We have entered into contractual obligations for services and materials required for the AURORA clinical trials and other operational activities. The purchase obligations presented represent the minimum amount to exit our contractual commitments.
(3)	Includes a binding purchase order of $1,527,000 to Lonza Ltd. (“Lonza”) for the manufacture of API for future use. This is exclusive of $1,571,000 already paid to Lonza as deposits which are recorded in prepaid expenses. These deposits will be applied against the total cost of $3,098,000 for the manufacture of the API when completed.
(4)	Contingent consideration to ILJIN is described in note 4 to the interim condensed consolidated financial statements for the three months ended March 31, 2017.

RELATED PARTY TRANSACTIONS

Stephen P. Robertson, a partner at Borden Ladner Gervais (“BLG”), acts as our corporate secretary. We recorded legal fees, incurred in the normal course of business to BLG of $98,000 for the three months ended March 31, 2017 compared to $37,000 for the three months ended March 31, 2016. The amount charged by BLG is based on standard hourly billing rates for the individuals working on our account. We have no ongoing contractual or other commitments as a result of engaging Mr. Robertson to act as our corporate secretary. Mr. Robertson receives no additional compensation for acting as the corporate secretary beyond his standard hourly billing rate.

OFF-BALANCE SHEET ARRANGEMENTS

To date we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We have off-balance sheet financing arrangements consisting of various lease agreements which are entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in Corporate, administration and business development expenses. All of the lease agreement amounts have been reflected in the “Contractual Obligations” table above.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared. Management reviews, on a regular basis, our accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements.

Critical estimates in applying our accounting policies

Contingent consideration

Contingent consideration is a financial liability recorded at fair value (note 4 to the interim condensed consolidated financial statements). The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact on the results from operations.

Derivative warrant liabilities

Warrants issued pursuant to certain equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value.

We use the Black-Scholes pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of our shares and the expected life of the warrants.

Fair value of stock options

Determining the fair value of stock options on the grant date, including performance based options, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on our reported operating results, liabilities or other components of shareholders’ equity (deficit). The key assumption used by management is the stock price volatility.

Critical judgments in applying the Company’s accounting policies

Impairment of intangible assets

We follow the guidance of IAS 36 to determine when impairment indicators exist for its intangible assets. When impairment indicators exist, we are required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgment. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which we operate as well as the results of its ongoing development programs. Management also considers the carrying amount of our net assets in relation to its market capitalization as a key indicator. In making a judgment as to whether impairment indicators exist as at March 31, 2017, we concluded there were none.

Derivative warrant liabilities

We have determined that derivative warrant liabilities are classified as long term as these derivative warrant liabilities will ultimately be settled for common shares and therefore the classification is not relevant.

A complete listing of critical accounting policies, estimates, judgments and measurement uncertainty can be found in note 4 of the annual consolidated financial statements for the year ended December 31, 2016.

RISKS AND UNCERTAINTIES

We have invested a significant portion of its time and financial resources in the development of voclosporin. We anticipate that our ability to generate revenues and meet expectations will depend primarily on the successful development and commercialization of voclosporin.

The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	successful completion of our clinical program in LN, including the AURORA trial which commenced recently in the second quarter of 2017;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining partners with sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

•	maintaining suitable manufacturing and supply arrangements to ensure commercial quantities of the product through validated processes;

•	acceptance and adoption of the product by the medical community and third-party payors; and

•	our ability to raise future financial resources when required. Future additional sources of capital could include payments from potential new licensing partners, equity financings, debt financings and/or the monetization of our intangible assets.

•	A more detailed list of the risks and uncertainties affecting us can be found in our AIF which is filed on SEDAR and EDGAR. Additional risks and uncertainties of which we are unaware, or that we currently deem to be immaterial, may also become important factors that affect us.

Capital management

Our objective in managing capital is to ensure a sufficient liquidity position to safeguard our ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

We define capital as net equity, comprised of issued common shares, warrants, contributed surplus and deficit.

Our objective with respect to capital management is to ensure that we have sufficient cash resources to maintain our ongoing operations and finance our research and development activities, corporate, administration and business development expenses, working capital and overall capital expenditures.

Since inception, we have primarily financed our liquidity needs through public offerings of common shares and private placements. We have also met our liquidity needs through non-dilutive sources, such as debt financings, licensing fees from our partners and research and development fees.

There have been no changes to our objectives and what we manage as capital since the prior fiscal period. We are not subject to externally imposed capital requirements.

Financial risk factors

Our activities expose us to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board. Management identifies and evaluates the financial risks. Our overall risk management program seeks to minimize adverse effects on our financial performance.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk through the management of our capital structure and financial leverage. We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board and/or the Audit Committee review and approve our operating budgets, as well as any material transactions out of the ordinary course of business. We invest our cash in term deposits and bank discount notes with 30 to 180 day maturities to ensure our liquidity needs are met.

All of our financial liabilities are due within one year except for the contingent consideration to ILJIN. The Derivative Warrant Liabilities do not result in any cash outlay by us.

Interest rate, credit and foreign exchange risk

We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, term deposits and bank discount notes which are all denominated in US dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and current ability to hold the investments to maturity.

We are exposed to financial risk related to the fluctuation of foreign currency exchange rates which could have a material effect on our future operating results or cash flows. Foreign currency risk is the risk that variations in exchange rates between the United States dollar and foreign currencies, primarily with the Canadian dollar, will affect our operating and financial results. We hold our cash reserves in US dollars and the majority of our expenses, including clinical trial costs are also denominated in US dollars, which mitigates the risk of foreign exchange fluctuations.

As our functional currency is the US dollar, we have foreign exchange exposure to the Canadian dollar.

The following table presents our exposure to the Canadian dollar:

	March 31, 2017 $	March 31, 2016 $
Cash and cash equivalents	415	7
Accounts receivable	36	42
Accounts payable and accrued liabilities	(977)	(574)

Net exposure	(526)	(525)

	Reporting date rate
	March 31, 2017 $	March 31, 2016 $
$CDN—$US	0.751	0.770

Based on our foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the US dollar would have decreased the net loss by $53,000 as at March 31, 2017 assuming that all other variables remained constant. An assumed 10 percent weakening of the US dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

Patents and other proprietary rights are essential to our business. Our policy has been to file patent applications to protect technology, inventions, and improvements to our inventions that are considered important to the development of our business.

INTELLECTUAL PROPERTY

As of March 31, 2017, we owned 11 granted United States patents and two United States patent applications related to cyclosporin analogs, including granted United States patents covering voclosporin composition of matter, methods of use, formulations and synthesis, which expire between 2018 and 2024, and 151 corresponding granted patents and four corresponding patent applications in other jurisdictions, excluding Canada, South Africa and Israel, which expire between 2018 and 2022. The corresponding Canadian, South African and Israeli patents are owned by Paladin Labs Inc. We anticipate that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries. In addition to patent rights, we also expect to receive “new chemical entity” exclusivity for voclosporin in certain countries, which provides from five years in the United States to up to ten years in Europe of data exclusivity beyond the date of regulatory approval.

We have licensed the development and distribution rights to voclosporin for China, Hong Kong and Taiwan to 3Sbio Inc. This license is royalty bearing and we will also supply finished product to 3Sbio Inc. on a cost plus basis. We do not expect to receive any royalty revenue pursuant to this license in the foreseeable future.

As of March 31, 2017, we also owned two granted United States patents related to ophthalmic formulations of calcineurin inhibitors or mTOR inhibitors, including voclosporin, and one granted United States patent related to ophthalmic formulations of dexamethasone, which expire between 2028 and 2031. We also own 14 corresponding granted patents and four corresponding patent applications in other jurisdictions.

CONTINGENCIES

i)	We may, from time to time, be subject to claims and legal proceedings brought against us in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on our consolidated financial position.

ii)	We have entered into indemnification agreements with our officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, we maintain liability insurance to limit our exposure.

iii)	We have entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents us from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, we have not made any payments under such agreements and no amount has been accrued in the accompanying interim condensed consolidated financial statements.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Disclosure controls and procedures and internal controls over financial reporting

During the first quarter ended March 31, 2017, there were no changes to our disclosure controls or to the our internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, such controls.

UPDATED SHARE INFORMATION

As at May 11, 2017, the following class of shares and equity securities potentially convertible into common shares are outstanding:

Common shares	83,272
Convertible equity securities
Derivative liability warrants	5,396
Other warrants	1,180
Stock options	5,168

Subsequent to March 31, 2017, we granted 333,000 stock options to non-executive directors of the Board, new employees and certain other of our employees at an exercise price of $6.95 (CDN$9.45). We issued 421,000 common shares upon the exercise of 421,000 stock options for proceeds of $1.11 million. We also issued 749,000 common shares upon the cashless exercise of 1,364,000 derivative warrants and 1,000 common shares upon the cash exercise of 1,000 derivative warrants for proceeds of $4,000.

Quarterly Information

(expressed in thousands except per share data)

Set forth below is selected unaudited consolidated financial data for each of the last eight quarters:

	Three months ended
	2017	2016				2015
	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30
Revenues	31	30	31	55	57	57	57	59
Expenses:
Research and development	7,325	5,462	3,342	2,406	3,324	3,652	4,670	4,330
Corporate, administration and business development	3,427	2,227	1,716	1,835	1,192	1,564	1,380	1,414
Amortization of tangible and intangible assets	363	365	362	365	387	363	434	363
Contract services	1	1	1	1	1	2	1	4
Other expense (income)	75	966	1,078	85	84	2	(55)	83
Total expenses	11,191	9,021	6,499	4,692	4,988	5,583	6,430	6,194
Net loss before change in estimated fair value of derivative warrant liabilities	(11,160)	(8,991)	(6,468)	(4,637)	(4,931)	(5,526)	(6,373)	(6,135)
Change in estimated fair value of derivative warrant liabilities	(40,781)	658	(951)	1,361	664	1,463	1,163	5,402
Net loss for the period	(51,941)	(8,333)	(7,419)	(3,276)	(4,267)	(4,063)	(5,210)	(733)
Per Common Share($)
Net loss per common share
Basic and diluted	(0.92)	(0.21)	(0.21)	(0.10)	(0.13)	(0.13)	(0.16)	(0.02)
Common shares outstanding	82,101	52,808	38,794	35,287	32,287	32,287	32,287	32,267
Weighted average number of common shares outstanding	56,680	40,172	36,079	32,551	32,287	32,287	32,278	32,237

Summary of Quarterly Results

The primary factors affecting the magnitude of our losses in the various quarters are noted below and include the timing of research and development costs associated with the clinical development programs, timing and amount of stock compensation expense, fluctuations in the non-cash change in estimated fair value of Derivative Warrant Liabilities.

We record non-cash adjustments each quarter resulting from the fair value revaluation of the Derivative Warrant Liabilities. These revaluations fluctuate based primarily on the market price of our common shares. An increase in the market price of our shares results in a loss on revaluation while a decrease results in a gain on revaluation. The significant change in the estimated fair value of Derivative Warrant Liabilities for the three months ended March 31, 2017 reflected the increase in our share price from $2.10 at December 31, 2016 to $7.34 at March 31, 2017 and the additional warrants issued pursuant to the December, 2016 Offering.

The increase in research and development costs for the first quarter of 2017 and the fourth quarter of 2016 primarily reflected startup costs incurred for the AURORA trial.

Corporate, administration and business development costs included non-cash stock-based compensation expense of $1.08 million for the three months ended March 31, 2017 and a provision amount of $519,000 related to the departure of the former Chief Executive Officer (Rowland) on February 6, 2017.

Other expense increased to $966,000 for the fourth quarter ended December 31, 2016 as we recorded $655,000 of share issue costs allocated to the derivative warrants issued pursuant to the December Offering as other expense and recorded an increase of $319,000 on revaluation of the ILJIN contingent consideration. Other expense (income) for the three months ended September 30, 2016 reflected a revaluation of the ILJIN contingent consideration of $1.15 million.